ALLIANCEBERNSTEIN INVESTMENTS, INC.
                          1345 Avenue of the Americas
                              New York, N.Y. 10703
                                 (212) 969-2156


                                                       December 29, 2016



Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

                 Re:      The AB Portfolios:
                          - AB Balanced Wealth Strategy
                          - AB Conservative Wealth Strategy
                          - AB Wealth Appreciation Strategy
                          - AB Tax-Managed Balanced Wealth Strategy
                          - AB Tax-Managed Conservative Wealth Strategy
                          - AB Tax-Managed Wealth Appreciation Strategy File Nos. 33-12988 and 811-05088
                          --------------------------------


Dear Sir or Madam:

            We have acted as counsel to The AB Portfolios (the "Fund") in connection with the preparation of Post-Effective Amendment No. 104 to the Fund's Registration Statement on Form N-1A.

            In my view, the above-described Amendment does not contain disclosures which would render it ineligible to become effective pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933, as amended.


                                           Sincerely,

                                           /s/  Stephen J. Laffey
                                           -------------------------------
                                                Stephen J. Laffey
                                                Vice President and Counsel